Exhibit 99.1

QIWI Announces Changes to The Board of Directors

NICOSIA, CYPRUS – April 12, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that Ms. Alla Maslennikova has joined the Board of Directors of QIWI as a Non-Executive Director with effect from April 11, 2022.

Ms. Maslennikova has an extensive business, financial and legal experience and currently serves as a Member of the Managing Board at “Non-profit partnership “Association of Corporate Lawyers” (since 2017) as well as a Member of the Managing Board and Deputy CEO, Legal, Corporate and Property Affairs at PJSC “Research and production corporation “United Wagon Company” (since 2019). In 2021, Ms. Maslennikova also joined the Supervisory Board at Union of manufacturers and users of railway rolling stock “Association of car builders”.

Prior to current appointments, Ms. Maslennikova served at PJSC Rosgosstrakh Bank as a Member of the Board of Directors from 2018 to 2019 and as a Chairman of the Managing Board from 2016 to 2019. Prior to that, she worked for over 10 years in the oil industry (including TNK-BP).

Holding positions in governing bodies of a number of entities in financial, banking, industry and manufacture business spheres allowed Ms. Maslennikova to accumulate profound financial, investment and management expertise. Throughout her career, Ms. Maslennikova was focused on wide range of business issues including financial reporting, risk management, internal audit and control systems, and corporate governance.

Ms. Maslennikova graduated from Volgograd State University with a degree in Law and from South Ural State University with a qualification in Economics and Enterprise Management.

Sergey Solonin, the Chairman of the Board of Directors, commented: “On behalf of the Board I would like to welcome Alla Maslennikova to the QIWI’s Board of Directors. Alla brings many years of experience in overseeing various business functions and corporate governance across a broad range of industries. We look forward to support during these extraordinary times to protect the interests of all our shareholders, partners, customers and other stakeholders”.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

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